UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

PLBY Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

72814P109
(CUSIP Number)

Joe Bailey c/o Builders Union LLP. Royalty House 72-74 Dean Street, London, W1D 3SG England +44 020 3958 5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72814P109	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Builders Union LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,637,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,637,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,637,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 72814P109	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Alexander Bruells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,637,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,637,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,637,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 72814P109	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Markus Bihler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,637,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,637,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,637,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 72814P109	SCHEDULE 13D	Page 5 of 7

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 10960 Wilshire Blvd., Suite 2200, Los Angeles, California.

Item 2. Identity and Background.

(a)-(c), (f): Names of persons filing:

(i) Builders Union LLP (“Builders Union”) a United Kingdom limited liability partnership;

(ii) Alexander Bruells, a citizen of the United Kingdom; and

(iii) Markus Bihler, a citizen of Germany.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office of each of the Reporting Persons is Royalty House, 72-74 Dean Street, London W1D 3SG , England. The present principal occupation or employment of each Alexander Bruells and Markus Bihler is as a Partner at Builders Union LLP.

(d)-(e) None of the Reporting Persons have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

Item 3. Source and Amount of Funds or Other Consideration.

This Statement is not being made as a result of any particular acquisition or disposition of Common Stock by the Reporting Persons.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Company and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock. The Reporting Persons expect that they will, from time to time, review their investment position in the Common Stock or the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the Common Stock. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Common Stock. The Reporting Persons intend to participate in the rights offering announced by the Company on December 7, 2022.

CUSIP No. 72814P109	SCHEDULE 13D	Page 6 of 7

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon 45,790,268 shares of Common Stock issued and outstanding as of September 30, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2022.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,637,007 shares of Common Stock, or approximately 7.94% of the Company’s issued and outstanding Common Stock.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 3,637,007 shares of Common Stock that may be deemed to be beneficially owned by each of them.

(c) To the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

The Reporting Persons entered into a Joint Filing Agreement on the date hereof (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

CUSIP No. 72814P109	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 7, 2022

BUILDERS UNION LLP

By:	/s/ Joe Bailey
Name: Joe Bailey
Title: Chief Operating Officer

ALEXANDER BRUELLS

/s/ Alexander Bruells

MARKUS BIHLER

/s/ Markus Bihler